CONFIDENTIAL TREATMENT REQUESTED

BY SNYDER’S-LANCE, INC.

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED PURSUANT TO 17 CFR 200.83 WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED BY [***].

June 9, 2017

VIA EDGAR CORRESPONDENCE

Karl Hiller

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Snyder’s-Lance, Inc.

Form 10-K for Fiscal Year ended December 31, 2016

Filed February 28, 2017

File No. 000-00398

Dear Mr. Hiller,

This response letter has been filed on EDGAR and a separate unredacted version of this letter has been sent by hand to the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”). Please note that Snyder’s-Lance, Inc. (the “Company”) is providing portions of response to comment 2 pursuant to Rule 83 of the Commission’s Rules of Practice and requests confidential treatment for the redacted portions of the response, which are indicated herein as [***]. Please promptly inform:

Gail Sharps Myers, Esq.

Sr. V.P. General Counsel and Secretary

Snyder’s-Lance, Inc.

13515 Ballantyne Corporate Place

Charlotte, North Carolina 28277

of any request for disclosure of all or a portion of such materials made pursuant to the Freedom of Information Act of otherwise, so that the Company may substantiate the foregoing request for confidential treatment in accordance with Rule 83. Any questions related to the request for confidential treatment, and all other notices issues with respect thereto, should also be directed to Ms. Sharps Myers. A copy of this request is also being delivered to the Freedom of Information Act Officer of the Commission.

Please find below the responses of the Company to the comments raised by the Staff of the Commission in its letter dated May 11, 2017, with respect to our Form 10-K for the Fiscal Year ended December 31,

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2016. For your convenience, we have included the Staff’s comments in bold along with our corresponding response.

Form 10-K for the Fiscal Year ended December 31, 2016

Note 19 – Segment Reporting, page 82

1.

We note that information included in the February 21, 2017 investor presentation on your website and the transcript of your April 17, 2017 conference call appears to indicate that your branded products include a variety of snack categories, with particular brands associated with each category, and that there are material qualitative and quantitative differences between the different categories and brands. Given these differences, explain to us, in reasonable detail, how you considered factors such as market share and profitability of your branded products in evaluating the requirement under FASB ASC paragraph 280-10-50-40 to provide revenue for each product or group of similar products. In this regard, explain why you believe a more detailed presentation of products currently included in the product category “Branded” is not required, if this is your view.

Company Response:

The Company notes the Staff’s comment and has considered the requirements of ASC 280-10-50-40 to disclose “revenues from external customers for each product and service or group of similar products and services.” All of the products that we sell fall into one product category: snack food. The products we produce utilize similar and comparable raw materials, processes and equipment. In addition, many of our products are sold to the same or similar customers. We have classified our revenue into three categories: (1) Branded – products that we manufacture and sell using our company owned brands; (2) Partner brands – products that we do not manufacture but distribute for other branded manufacturers; (3) Other – products that we manufacture for other branded manufacturers or retailers under their owned brand names.

Our branded snack food products are comprised of our Core or national brands and our Allied or regional brands. Our Core brands include Snyder’s of Hanover®, Lance®, Cape Cod®, Snack Factory® Pretzel Crisps®, Late July®, Kettle Brand®, KETTLE® Chips, Pop Secret® and Emerald®. Our Allied brands include Krunchers!®, Tom’s®, Archway®, Jays®, Stella D’oro®, EatSmart™, O-Ke-Doke® and Metcalfe’s skinny popcorn®.

In determining which products or groups of products to report in satisfying the disclosure requirement of ASC 280-10-50-40, we considered criteria such as the products’ economic characteristics, production processes, class of customer, and distribution processes and noted that both our Core and Allied brands have similar economic characteristics. In addition, both Core and Allied group of brands are comprised of similar snack food products, produced in similar manufacturing facilities, sold to similar customers and distributed through our national Direct-Store-Delivery system (“DSD”), as well as delivered direct to our customers. Accordingly, we believe that our Core and Allied groups of brands represent similar products.

As noted in the Staff’s comment and as included in our February 21, 2017 investor presentation, our April 17, 2017 conference call, as well as our Form 10-K, we discuss our individual Core brands and their respective market share, and other market data as reported by a third-party: Information Resources, Inc.(“IRI”). We believe that the IRI information is useful to our investors and the investment community to understand market trends of our product categories and the growth of our brands compared to our competitors and market share trends over time. Market share data is less meaningful for our regional Allied brands, given their limited national market share. In addition, although we disclose market share data of our Core brands, we do not discuss our individual Core or Allied brands profitability. Our

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individual Core brands have similar economic characteristics, however, profitability and net price realization can be impacted by the level of trade spending and the type of customer. Given the similarities across the individual brands and products and considering they all fall into the snack food category, we consider our branded snack foods to be one product line.

Notwithstanding the similarities of our Core brands and our Allied brands, upon further consideration of ASC 280-10-50-40, the Company proposes to disaggregate Core brands and Allied brands in order to enhance our revenue disclosure. Our Core brands make up a majority of the Branded revenues and are distributed nationally. Our Allied brands are distributed in certain geographic regions. As such the Company respectfully submits to provide this disclosure beginning with its’ upcoming periodic report on Form 10-Q for the quarter ended July 1, 2017 and on an annual basis to report revenue in the following format:

	Quarter Ended	Six Months Ended
Branded
Core
Allied
Total Branded
Partner Brand
Other
Total Revenue

2.

We note various remarks in the transcript of your April 17, 2017 conference call concerning recent and unforeseen adverse trends in revenues and earnings performance, including “…the underlying weakness in the overall cost structure of the business had been masked by the flowing through of acquisition-related synergies through the course of 2016,” and “the management team were taken somewhat by surprise at the deleveraging effect that our decline in volume had on both the cost of goods sold line as well as the logistics line.” You describe various efforts to address the adverse trends, indicating there will be an “aggressive and comprehensive performance improvement plan,” having focus on equity spending among your eight core brands, “net price realization through improved trade spend productivity,” along with “mix and margin management.”

Describe and quantify for us the synergies that had masked the weakness in your cost structure and core brand performance, and the specific brand performance measures of which you were previously unaware. Identify the specific aspects of your internal controls over financial reporting that allowed this to occur, tell us how and when you became aware of the performance concerns, specifically identify any events or findings during the period between your February 13, 2017 and April 17, 2017 conference calls, and tell us whether there are any control procedures that you will implement as a remedy.

Given the matters you have identified and the related initiatives you have described, tell us whether and how the information utilized by your chief operating decision maker (CODM) to make decisions about resources to be allocated to the brands and to assess their performance has changed or is expected to change. Additionally, describe any revisions that will be made to your segment disclosures in subsequent reports to reflect any changes in the information utilized by your CODM or the process through which resources are allocated and performance is assessed.

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Company Response:

Managements’ Discussion – Synergies and Cost Structure

As a part of the acquisition of Diamond Foods, Inc. (“Diamond”) in February 2016, management identified potential future savings that it believed could be generated by combining Diamond with Snyder’s-Lance, Inc. The majority of the savings related to headcount reductions at legacy Diamond Foods, Inc. as a result of eliminating the duplication of the executive leadership, in addition to the shared service functions, such as accounts receivable, accounts payable and payroll. Management also anticipated savings from the elimination of duplicative functions in sales, marketing and general and administrative and by leveraging manufacturing facilities to manufacture products for the combined company. In addition, management identified opportunities for reducing freight costs and eliminating contracts with more costly vendors. During 2016, we generated approximately [***] million in savings, and accordingly, overall operating profit margin from continuing operations as a percentage of sales (post Diamond acquisition, excluding acquisition related costs) increased in 2016 from approximately [***] due in part to the synergies identified above.

During our April 17, 2017 conference call Q&A session, we referred to the fact that acquisition-related synergies masked certain underlying cost structure weaknesses, where what we meant was “mitigated” certain underlying cost structure weaknesses. During 2016, we experienced an increase in costs as the result of the Diamond acquisition, which were partially mitigated by realization of synergies. These costs continued to increase in Q1 2017, and had a more significant impact on profitability due to lower volumes caused by not only the disposition of our culinary nuts business (Diamond of California) on December 31, 2016, but also lower than budgeted volumes in our Branded and Other revenue. One area where we identified overall changes in our cost structure beginning in Q4 2016 and increasing into Q1 2017 was in our Service and Distribution costs. Our business performance review controls identified an increase in these costs during Q4 2016, however, the increase was less than [***] basis points higher as a percentage of revenue than in the same period in the prior year and was expected to moderate with the Diamond of California disposition on December 31, 2016. During the first quarter of 2017, lower volume production at certain facilities, as well as increased shipping and handling costs for new product innovations launched in 2017, accelerated the increase in Service and Distribution costs. This led to a further analysis of the drivers of the increases in order to better understand what elements of the combined infrastructure was driving this increase. As we analyzed our Period 2 (ended March 4, 2017) fiscal results against the same period in the prior year, we noted (1) our overall shipments had moved to more truck and less rail, which is a more expensive mode of transportation, (2) we had a higher mix of less than full truck-load shipments which are more expensive to transport and (3) we had more direct shipments than customer pick-ups which also increases transportation costs as a percentage of revenue.

Another significant brand performance issue that we faced in the first quarter of 2017, was the impact of increased trade spending throughout our Core brands, which did not produce the revenue and volume lift expected to leverage our overall cost structure. In addition, we ran additional promotions in Club Stores, which have lower revenue margins. These promotions also did not generate the anticipated uplift in revenue. Increased trade promotions, combined with the increased shipping and handling costs which further increased to [***] as a percentage of revenue in Q1 2017, up [***] basis points from Q4, 2016, as well as unfavorable customer and product mix, also negatively impacted the first quarter of 2017 results.

Managements’ Discussion – Internal Control over Financial Reporting

As disclosed in our 2016 Form 10-K, our internal control over financial reporting was determined to be effective as of December 31, 2016.

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As a part of our financial reporting processes, we conduct twelve period closes throughout our fiscal year. Our 2017 five-week fiscal Period 1 closed on February 4, 2017. The accounting team completed the preparation and review of the 2017 Period 1 preliminary revenue report on February 15, 2017. Based on the review of the preliminary monthly revenue results against prior period and budget, a more detailed review was undertaken of the factors driving the gross revenue shortfall versus budget. The revenue shortfall of [***] was primarily driven by shortfalls at legacy Diamond brands; Emerald, Kettle UK and Pop Secret. On February 13, 2017, when we issued our preliminary 2017 guidance, we believed any negative results against budget were temporary or fixable operational issues based on our assessment at that point in time.

We monitor gross revenue through our Daily Gross Sales Summary report, which includes estimated pre-acquisition Diamond historical revenue primarily for the purpose of assessing brand performance. As of February 16, 2017 (Day 11 of Period 2, 30 Day Period), total Period 2 revenue was reflecting strong overall revenue performance with a [***] overall revenue growth and a [***] Branded revenue growth, offset slightly by Partner Brands and expected Other revenue declines. Our 2017 budgeted projected annual growth was approximately [***] and, therefore, we believed we were recovering from the Period 1 (January) revenue shortfall as expected on February 13, 2017. However, January trade spend was higher than budgeted, and, therefore, a trade review team was dispatched to review and understand the trade spend, which commenced its review on February 16, 2017.

On February 17, 2017, the Preliminary Period 1 financial statements were prepared and distributed to the accounting team for review and analysis. January net income was approximately [***] lower than our budget as a result of the previously mentioned revenue shortfalls and higher costs of goods sold and freight costs. One of the areas requiring further follow up was the financial information being provided pursuant to the Transition Services Agreement with the former Diamond owners described in the Company’s 10-K (“Stockton TSA”) effective January 3, 2017. Accordingly, additional analysis was performed by the accounting team commencing February 17, 2017; including sending additional accounting support team to validate this financial information, including gross revenue, trade accrual and freight expense.

On February 21, 2017, executive management, including Carl E. Lee, Jr. – President and CEO, Alexander W. Pease, EVP and CFO and Rodrigo F. Troni Pena – SVP and Chief Marketing and Innovation officer delivered a presentation at the CAGNY Conference and reaffirmed its’ 2017 guidance, based on the information then currently available and the processes and procedures that Management conducted to determine the Company’s revenue and EPS forecast models, which had not changed since initial guidance was provided on February 13, 2017.

On February 22, 2017, January financials were prepared and first distributed to the CFO and CEO for their review. The follow up items from their initial review included a deep dive analysis of Cost of Goods Sold (COGS) and Service and Distribution expenses, as well as the continued review of the trade spend. The results of the initial analysis, which was completed on March 3, 2017, confirmed that: a) an increase in COGS was attributable to the Emerald business, which was operated pursuant to the Stockton TSA and a Facility Use Agreement (“Stockton FUA”) effective January 3, 2017, and was in the process of being transferred from Stockton, CA to Company-owned facilities in Charlotte, NC during the first six months of 2017, b) an increase in service and distribution expenses was attributable to double handling required for our new variety pack product which was expected to be short-term in nature, and c) increase in trade spend in January was due to timing of trade promotions which would reverse later in the second half of the year. Based on the analysis of the nature of the increases in COGS, service and distribution expense and trade spend, Management believed that these unfavorable variances were either temporary in nature (such as the increase in COGS attributable to Emerald) or that the incremental product revenue would offset the higher service and distribution expenses on a go forward basis (such as variety pack).

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Based on the preliminary review of the Daily Gross Sales Summary as of February 27, 2017 (Day 22 of 30 Day Period 2), revenue growth rate had declined for February to [***] versus prior year below the [***] budgeted revenue growth, but still growing in excess of prior year and was within the annual guidance range previously provided.

As of February 28, 2017, the day the Form 10-K was filed, we had completed our review of our January financial statements for the January Period ended February 4, 2017 and preliminary Daily Gross Sales Summaries in February, but had not finalized or reviewed financial statements for February month-end, since that period did not end until March 4, 2017. With all of the factors discussed above, we believed that year to date results at that time were not reflective of a known trend or uncertainty and we were comfortable with our full year guidance and our Form 10-K disclosures.

On March 23, 2017, February financials were prepared and first distributed to the CFO and CEO for their review. The follow up items from their review included a deep dive analysis into continuing unfavorable performance of the Emerald business, operated pursuant to the Stockton TSA, as mentioned above. A third-party advisory firm was engaged to assist management with this deep dive analysis, including additional review for consolidated Service and Distribution costs, trade expense and COGS. The results of third party findings were distributed to management on April 12, 2017. Based on management review of the findings of third party and on-going review from finance and accounting groups, management concluded that there were certain adverse cost trends that weren’t likely to reverse in FY17 and, therefore, would negatively impact our full year forecast. Accordingly, on April 17, 2017, based on the then known information, management held a conference call to provide voluntary forward-looking information, lowering the full-year revenue and EPS guidance as well as providing preliminary quarterly results.

Management has considered whether its controls to monitor the results of operations have been appropriately designed and operated effectively as of December 31, 2016, as well as in subsequent monthly periods to identify and analyze actual results. Based on managements’ initial review of monthly December 2016, January and February 2017 financial results, which identified certain matters that required follow-up (i.e. causes of unfavorable performance against budget) and appropriate follow up actions and analysis performed, management believes that existing controls have been appropriately designed and operated effectively. In addition, the operation of controls as designed validated the sufficiency of the information being used in the review by the CODM, which has been consistent with the nature of the information provided historically. Lastly, management considered the design and operating effectiveness of its disclosure controls and procedures used in preparation of its projections, noting those controls operated effectively during 2016. Therefore, management has not identified additional internal control over financial reporting or disclosure controls and procedures in order to ensure the accuracy of the financial statements or other statements as of the date they are filed, furnished or provided to the public.

Managements’ Discussion – CODM Review

As of the filing of our 2016 Form 10-K on February 28, 2016, Carl E. Lee, Jr., President and Chief Executive Officer (“CEO”), was our CODM based upon the criteria included in ASC 280-10-50-5.

Additionally, as disclosed in the Notes to our 2016 Consolidated Financial Statement, for the period ended December 31, 2016, the Company was managed as two operating segments as defined by ASC 280-10-50-1, and we concluded it was appropriate to aggregate these operating segments as a single reportable segment in accordance with ASC 280-10-50-11.

As the Staff is aware, effective April 11, 2017, Brian Driscoll serves as our Interim President and CEO and has also been identified as the CODM. In his new role, Brian is working with the existing executive

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leadership team and as the Staff noted developed an aggressive and comprehensive operations performance improvement plan including:

1.	Significantly improving net price realization through improved trade spend productivity and more strategic brand mix management;

2.	Substantially reducing our manufacturing network complexity, resulting in a more cost-efficient footprint and a more efficient distribution model;

3.	Launching a broad-based SKU rationalization effort intended to reduce complexity and increase focus on the core drivers of performance;

4.	Accelerating the deployment of a rigorous zero-based budgeting initiative and building a culture of cost discipline; and

5.	Accelerating profitable top line momentum of our Core brands, supported by investment in base business fundamentals and margin-accretive innovation.

This performance improvement plan will be executed by CODM’s direct reports, who will be held accountable for its successful execution. The CODM’s existing direct reports are currently being allocated responsibilities for the improvement plan by the CODM and third-party consulting firm has been engaged to assist with the redesign of the organizational structure.

As of May 10, 2017, there have been no changes to how the CODM assesses the performance of the Company or allocates resources. To the extent the new initiatives noted above result in changes with respect to the information provided to the CODM and used by the CODM to allocate resources and assess performance, we will respectfully advise the Staff and will make appropriate changes to our segments in future filings.

General

Please contact William L. Tolbert, Jr. (740) 633-9500 or Kevin T. Collins at (212) 891-1634 should you require further information or have any questions.

Sincerely,

/s/ Alexander W. Pease

Alexander W. Pease

Executive Vice President and Chief Financial Officer

cc:	Kimberly Calder, Assistant Chief Accountant

John Cannarella, Staff Accountant